November 18, 2015

Via EDGAR

Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Schedule TO-I
Filed November 6, 2015
File No. 005-88844

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2015 (the “Comment Letter”), with respect to the Schedule TO-I (File No. 005-8884), filed with the Commission on November 6, 2015 (the “Schedule TO”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO, as amended pursuant to Amendment No. 1 filed by the Partnership on November 18, 2015 (“Amendment No. 1”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 18, 2015, Page 2

Why is the Partnership making the Offer? page 1

1.	With a view toward revised disclosure, please supplementally advise us how the purchase will be 8% accretive to common and subordinated unitholders whether the Partnership funds the purchase with borrowings under its revolving credit facility or with cash on hand.

Response: The Partnership hereby confirms that the purchase will be approximately 8% accretive to the Partnership’s common and subordinated unitholders if it is funded with borrowings under its revolving credit facility. To the extent that the purchase is funded with cash on hand, it will be slightly more accretive to the common and subordinated unitholders. The Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Items 1 and 2 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 11

2.	Disclosure indicates that the “Partnership undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.” This disclaimer is inconsistent with the Partnership’s obligation under Rule 13e-4(c)(3) to amend the Schedule TO to reflect any material changes in the information previously disclosed. Please revise this disclaimer accordingly and refrain from including such language in future filings.

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 11(b) of Amendment No. 1. The Partnership will refrain from including such language in future filings related to the Offer.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 18, 2015, Page 3

Acceptance for Payment and Payment for Preferred Units, page 14

3.	Disclosure indicates that the “Partnership expressly reserves the right, in its sole and absolute discretion, to delay the acceptance for payment of, or payment for, Preferred Units, in order to comply, in whole or in part, with any applicable law.” Please revise to acknowledge the Partnership’s obligations under Rule 13e-4(f)(5).

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 4 of Amendment No. 1.

4.	Disclosure indicates that “[i]f any tendered Preferred Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not accepted because of an invalid tender, such unpurchased Preferred Units will be returned ... as promptly as practicable following the termination of the Offer.” Rule 13e-4(f)(5) requires that you return the tendered securities promptly after termination or withdrawal of the offer. Please revise the disclosure to be consistent with Rule 13e-4(f)(5).

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 4 of Amendment No. 1.

Procedure for Tendering Preferred Units; Backup Withholding, page 15

5.	Disclosure indicates that determinations made by the Partnership regarding the validity of tenders will be “final and binding.” Please revise to clarify that unitholders may challenge the Partnership’s determinations in a court of competent jurisdiction. Please make corresponding revisions to the Letter of Transmittal and anywhere else in the Offer to Purchase where this language appears.

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Items 4 and 11(b) of Amendment No. 1.

Rights of Withdrawal, page 16

6.	Disclosure indicates that after the Termination Date, Preferred Units may not be withdrawn except as otherwise provided in Section 4. Please revise to disclose the date certain after which unitholders may withdraw securities pursuant to Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Items 1 and 4 of Amendment No. 1.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 18, 2015, Page 4

Certain Conditions of the Offer, page 26

7.	The offer may be subject only to conditions that are based on objective criteria and are outside the offeror’s control. Please revise conditions (b)(v), (b)(vi) and (c) to include an objective standard, such as a standard of reasonableness, against which satisfaction of the conditions may be evaluated.

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 4 of Amendment No. 1.

8.	Disclosure indicates that the conditions may be waived by the Partnership “at any time and from time to time.” All offer conditions, other than those related to the receipt of government regulatory approvals, must be satisfied or waived at or prior to expiration of the offer. Please revise the disclosure to clarify this point.

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 4 of Amendment No. 1.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 18, 2015, Page 5

9.	Disclosure indicates that the “failure by the Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Partnership’s understanding of both points in your response letter.

Response: The Partnership hereby confirms its understanding of both points referred to in comment 9. The Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 4 of Amendment No. 1.

Miscellaneous, page 26

10.	Disclosure indicates that the “Offer is not being made to ... holders of Preferred Units in any jurisdiction in which the making of the Offer ... would not be in compliance with the laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Response: The Partnership hereby confirms that “any jurisdiction” was intended to refer to restrictions under state law as provided under Rule 13e-4(f)(9)(ii). The Partnership has included revised disclosure in Amendment No. 1 to the Schedule TO. Please see Item 11(a) of Amendment No. 1.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 18, 2015, Page 6

The Partnership acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing responses to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

cc:	Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943